

Mail Stop 3030

September 30, 2009

Via Facsimile and U.S. Mail

Mr. Joseph A. Molino, Jr.
Chief Financial Officer
P&F Industries, Inc.
445 Broadhollow Road, Suite 100
Melville, New York 11747

  Re: **P&F Industries, Inc.**
     Form 10-K for the Year Ended December 31, 2008
      Filed March 31, 2009
     Form 10-Q for the Quarter Ended June 30, 2009
     File No. 001-05332

Dear Mr. Molino:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 8. Financial Statements, page 24

Note 1. Summary of Accounting Policies, page 35

-Goodwill and Other Intangible Assets, page 36

1.   We note your disclosures here and on pages 18 and 47-48 related to how you evaluate goodwill for impairment. Please tell us and revise this note and your Critical Accounting Policies section of MD&A in future filings to disclose in more detail how you evaluate your goodwill for impairment. In this regard, please discuss the following:

- Disclose the number of reporting units that you have identified.

- With respect to your determination of the fair value of your reporting units, discuss how you weight each of your fair value methodologies and your basis for the weighting.

- Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

2.   Further to the above, we note that you recorded approximately $411,000 of goodwill impairment charges related to your hardware segment during the fourth quarter of 2008. Considering the range of your stock price during the fourth quarter of 2008, your market capitalization being below your total shareholders' equity as of December 31, 2008, your continuing to experience a significant decline in revenues from fiscal 2007 to fiscal 2008, and your loss of key customers during fiscal 2008, please provide to us a summary of the results of your goodwill impairment analysis as of November 30, 2008.

3.   Considering your continued losses during the six months ended June 30, 2009, please tell us how you considered the guidance in paragraph 350-20-35-30 of the FASB Accounting Standards Codification as of June 30, 2009.

Note 12. Income Taxes, page 55

4.   We note that you present a $7 million net deferred income tax asset as of December 31, 2008 that appears to primarily relate to your operations in the United States. Giving specific consideration to negative evidence such as cumulative losses in recent years

related to your operations in the United States and your losses incurred in the six months ended June 30, 2009, please tell us and revise your future filings to discuss in more detail why you believe that it is more likely than not that all of the deferred tax assets will be realized. Please also provide us with a similar analysis of the deferred tax asset as of June 30, 2009. Refer to the guidance in paragraphs 740-10-30-5e and 740-10-30-16 through 24 of the FASB Accounting Standards Codification.

Exhibits 31

5.   We note here and within your March 31, 2009 and June 30, 2009 Forms 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note that you have made certain modifications to the wording in paragraph 4(d). Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2009

Note 2. Acquisition, page 8

6.   We note that you reference an independent third party in determining the preliminary valuation of your intangible assets related to the Coffman acquisition. While in future filings, management may elect to take responsibility for valuing your intangible assets, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm>.

Note 3. Fair Value Measurements, page 10

7.   Please revise your future filings to include all of the disclosures outlined in paragraph 820-10-50-2c of the FASB Accounting Standards Codification.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,



Lynn Dicker
Reviewing Accountant